CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(millions of U.S. dollars)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$871	$298
Accounts receivable	64	45
Notes receivable (Note 4)	16	16
Inventories (Note 5)	29	28
Income taxes recoverable	21	2
Current portion of deferred tax assets	8	16
Other current assets (Note 6)	20	13
Assets of discontinued operations (Note 3)	127	941
Total current assets	1,156	1,359

Property, plant and equipment, net	126	131
Deferred tax assets	53	39
Long-term investments (Note 7)	6	6
Other long-term assets (Note 8)	111	91
Total assets	$1,452	$1,626
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$21	$26
Accrued liabilities (Note 9)	172	82
Current portion of deferred revenue	7	5
Current portion of long-term debt (Note 10)	203	30
Liabilities of discontinued operations (Note 3)	92	209
Total current liabilities	495	352

Long-term debt (Note 10)	40	237
Deferred revenue	14	14
Other long-term liabilities	29	29
Total liabilities	578	632

Shareholders’ equity
Common shares at par - Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 as of January 31, 2010 and October 31, 2009, respectively (Note 12)	489	489
Additional paid-in capital	82	79
Retained earnings	23	166
Accumulated other comprehensive income	280	260
Total shareholders’ equity	874	994
Total liabilities and shareholders’ equity	$1,452	$1,626

Commitments and contingencies (Note 22)
The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]		Three months ended January 31
(millions of U.S. dollars, except per share amounts)	2010	2009
Revenues	$46	$66
Costs and expenses
Direct cost of revenues	28	33
Selling, general and administration	21	20
Research and development	1	1
Depreciation and amortization	7	5
Restructuring charges (Note 14)	33	-
Change in fair value of embedded derivatives	(2)	5
Other expenses, net (Note 15)	1	1
Total costs and expenses	89	65
Operating (loss) income from continuing operations	(43)	1
Interest expense	(1)	(1)
Interest income	1	3
(Loss) income from continuing operations before income taxes	(43)	3
Income tax expense (recovery) (Note 16)
- current	(26)	12
- deferred	26	(12)
	-	-
(Loss) income from continuing operations	(43)	3
Loss from discontinued operations, net of income taxes (Note 3)	(100)	(1)
Net (loss) income	$(143)	$2

Basic and diluted (loss) earnings per share (Note 11)
- from continuing operations	$(0.36)	$0.03
- from discontinued operations	(0.83)	(0.01)
Basic and diluted (loss) earnings per share	$(1.19)	$0.02

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) [UNAUDITED]	Three months ended January 31
(millions of U.S. dollars)	2010	2009
Net (loss) income	$(143)	$2
Foreign currency translation	41	(11)
Unrealized gain on net investment hedge, net of tax of $nil and $nil, respectively	2	-
Reclassification of realized gain on net investment hedge, net of tax of $17 and $nil, respectively	(23)	-
Unrealized loss on available-for-sale assets, net of tax of $nil and $nil, respectively	-	(1)
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $nil and $1, respectively	-	2
Other comprehensive income (loss)	20	(10)
Comprehensive loss	$(123)	$(8)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(millions of U.S. dollars)	2010	2009
Operating activities
Net (loss) income	$(143)	$2
Loss from discontinued operations, net of income taxes	(100)	(1)
(Loss) income from continuing operations	(43)	3
Adjustments to reconcile net (loss) income to cash provided by (used in) operating activities relating to continuing operations (Note 17)
Items not affecting current cash flows	42	(1)
Changes in operating assets and liabilities	18	11
Cash provided by operating activities of continuing operations	17	13
Cash (used in) provided by operating activities of discontinued operations	(30)	25
Cash (used in) provided by operating activities	(13)	38
Investing activities
Purchases of property, plant and equipment	(2)	(1)
(Increase) decrease in restricted cash (Note 8)	(19)	8
Cash (used in) provided by investing activities of continuing operations	(21)	7
Cash provided by (used in) investing activities of discontinued operations	628	(3)
Cash provided by investing activities	607	4
Financing activities
Repayment of long-term debt	(23)	(6)
Cash used in financing activities of continuing operations	(23)	(6)
Cash used in financing activities of discontinued operations	-	-
Cash used in financing activities	(23)	(6)

Effect of foreign exchange rate changes on cash and cash equivalents	2	(4)
Net increase in cash and cash equivalents during the period	573	32
Cash and cash equivalents, beginning of period	298	117
Cash and cash equivalents, end of period	$871	$149

The accompanying notes form an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
[All amounts in millions of U.S. dollars, except where noted]
[Unaudited]

1.	Basis of presentation
These unaudited consolidated financial statements of MDS Inc. (MDS or the Company) have been prepared in accordance with United States (U.S.) generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2009 audited annual consolidated financial statements for the year ended October 31, 2009, except as described in Note 2. These consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended October 31, 2009.

2.	Changes in significant accounting policies and recent accounting pronouncements
(a)           Significant accounting policies
On February 24, 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09) to amend its guidance on subsequent events.  This guidance, which is effective immediately, removes the requirements for Securities and Exchange Commission (SEC) filers to disclose the date that the financial statements are issued due to potential conflict with the SEC’s guidance. The Company adopted the guidance in ASU 2010-09, which did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASU No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). This update provides amendments to Accounting Standards Codification (ASC) 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 820-10, “Fair Value Measurements and Disclosures” (formerly, FSP FAS 157-2, “Effective Date of FASB Statement No. 157”) (ASC 820-10). ASC 820-10 deferred the effective date of ASC 820 for non-financial assets and non-financial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The adoption of ASC 820-10 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 805, “Business Combinations” (formerly FAS No. 141 (revised 2007), “Business Combinations (revised 2007)”) (ASC 805). ASC 805 requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. ASC 805 also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of ASC 805 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 810, “Consolidation” (formerly, FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”) (ASC 810), which is effective for fiscal years beginning on or after December 15, 2008. ASC 810 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. The adoption of ASC 810 on November 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 350-30, “Intangibles – Goodwill and Other” (formerly, FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets”) (ASC 350-30). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of ASC 350-30 on November 1, 2009 did not have a material impact on the Company’s consolidated financial statements.

On November 1, 2009, the Company adopted ASC 715-20, “Compensation – Retirement Benefits” (formerly, FSP FAS No. 132R-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) (ASC 715-20), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods. ASC 715-20 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The adoption of ASC 715-20 will only impact the Company’s disclosures of its pension plan assets in the Company’s annual consolidated financial statements.

(b)           Recent accounting pronouncements
In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements” (ASU 2010-06).  ASU 2010-06 provides amendments that clarify existing disclosures and require new disclosures related to fair value measurements, particularly to provide greater disaggregated information on each class of assets and liabilities and further disclosures on transfers between levels 1 and 2 and activity in level 3 fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in level 3 fair value measurements, are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company plans to adopt ASU 2010-06 on November 1, 2010 and it is not expected to have a significant impact on the Company's consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 shall be effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company will adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards
The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Company currently expects to adopt IFRS as its primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

3.	Divestitures and Discontinued Operations

Sale of MDS Analytical Technologies
On January 29, 2010, the Company completed the sale of MDS Analytical Technologies, which includes the Company’s 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex) for total consideration of $650 million. The sale was structured as a stock and asset purchase transaction. The Company received cash of $641 million, which included a $9 million reduction related to the preliminary closing adjustments for net working capital, cash and indebtedness amounts. The Company recorded a further reduction in net proceeds of $15 million (resulting in $626 million net proceeds), transaction costs of $23 million and forgiveness of debt of $4 million (Note 10(b)). As part of the sale, the Company’s joint venture partnership with Applied Biosystems was dissolved. A disagreement has arisen between the former partners (MDS and Life Technologies Corporation) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems. The overall financial impact to MDS could be approximately $10 million. The Company has assessed this disagreement and believes it has a strong position. No provision has been accrued related to this disagreement as of January 31, 2010. The Company expects the final net proceeds to approximate the carrying value of net assets sold based on its current best estimates. The Company will be finalizing the gain (loss) on the sale for final post closing adjustments during fiscal 2010.

The following table details the net assets disposed of MDS Analytical Technologies:
Cash and cash equivalents	$6
Accounts receivable	45
Inventories	60
Property, plant and equipment, net	27
Goodwill and intangible assets, net	539
Other assets	25
Accounts payable and accrued liabilities	(53)
Other liabilities	(51)
Net assets	$598

As part of the sale of MDS Analytical Technologies, the Company signed Transition Services Agreements (TSAs) to provide certain post closing transition services for a period of six months from the closing date, with an option for the buyers to extend for an additional six months. The Company expects to receive approximately $3 million in cash related to the TSAs during fiscal 2010.

Sale of MDS Pharma Services Early Stage (Early Stage)
During the first quarter of fiscal 2010, MDS continued negotiations with interested parties for the sale of Early Stage. On February 9, 2010, MDS announced that it had signed agreements, which agreements are interdependent and cross conditional on each other, for the sale of Early Stage. Due to continued deterioration of market conditions, the declining Early Stage customer base and the developments in negotiations with interested parties, the Company revised its estimate of fair value of Early Stage based on estimated net proceeds in the sale agreements and recorded an additional estimated after-tax loss on sale of $50 million during the first quarter of fiscal 2010. The total loss on sale of Early Stage is estimated to be $63 million. The estimated loss on sale includes employee severance and transaction costs of $23 million and the recognition of an unrealized foreign currency translation gain of $43 million. While management believes that the estimated loss as of January 31, 2010 is its then best estimate and that its valuation methods are reasonable, the ultimate amount of this estimated loss may vary as purchase price adjustments are finalized. The Company expects to finalize the loss on sale during fiscal 2010.

Pursuant to the sale agreements, MDS retains certain assets related to the operations of Early Stage. The Company revised its estimates of recoverability of the retained assets and performed an impairment analysis in the first quarter of fiscal 2010. The Company determined that certain property, plant and equipment are impaired as of January 31, 2010. Based on undiscounted cash flows and prices for similar assets, the Company recorded an impairment of long-lived assets in the first quarter of fiscal 2010 of $12 million (2009 - $nil) in “Loss from discontinued operations, net of income taxes”.

See Note 24, “Subsequent Events - Sale of Early Stage” for details of the sale and its completion on March 5, 2010.

Discontinued operations
The following table details the assets and liabilities of discontinued operations.
	January 31 2010(a)	October 31 2009(b)
Accounts receivable	$33	$96
Unbilled revenue	26	29
Inventories	4	59
Property, plant and equipment, net(c)	51	132
Deferred tax assets	6	40
Long-term investments	-	20
Goodwill	-	410
Intangibles	-	120
Other assets	7	35
Assets of discontinued operations	$127	$941

Accounts payable and accrued liabilities	$49	$116
Long-term debt	7	8
Deferred revenue	18	27
Deferred tax liabilities	7	43
Other liabilities(d)	11	15
Liabilities of discontinued operations	$92	$209

(a) As of January 31, 2010, the assets and liabilities represent only MDS Pharma Services Early Stage.
(b) As of October 31, 2009, the assets and liabilities represent Early Stage and MDS Analytical Technologies.
(c) As of January 31, 2010, the balance includes a reduction for the estimated loss on sale of Early Stage of $63 million.
(d) Other liabilities include post-retirement obligations, asset retirement obligations, income taxes and various other miscellaneous liabilities.

The following table details the operating results of the Company’s discontinued operations.

	MDS Pharma Services		MDS Analytical Technologies		Total
Three months ended January 31	2010	2009	2010	2009	2010	2009
Revenues(a)	$50	$124	$80	$85	$130	$209
Costs and other expenses	70	122	83	91	153	213
Impairment of long-lived assets	12	-	-	-	12
Operating (loss) income	(32)	2	(3)	(6)	(35)	(4)
(Loss) gain on the sale of discontinued operations	(49)	-	9	-	(40)	-
Equity earnings(b)	-	-	15	6	15	6
Other, net(c)	-	(1)	(27)	(3)	(27)	(4)
Income tax recovery (expense)	2	(1)	(15)	2	(13)	1
Loss from discontinued operations, net of income taxes	$(79)	$-	$(21)	$(1)	$(100)	$(1)

(a)     Revenues for the three months ended January 31, 2010 for MDS Pharma Services are all related to Early Stage. Revenues for the three months ended January 31, 2009 are $66 million for Early Stage and $58 million for MDS Pharma Services Phase II-IV and Central Labs.

Included in “Loss from discontinued operations, net of income taxes”, pre-tax loss for the three months ended January 31, 2010 for MDS Pharma Services are primarily related to Early Stage. Pre-tax income (loss) for the three months ended January 31, 2009 are $4 million for Early Stage and $(3) million for MDS Pharma Services Phase II-IV and Central Labs.

(b)     MDS Analytical Technologies includes two joint ventures, AB/MDS and PKI/Sciex. Under the terms of these joint venture arrangements, the Company provides manufacturing, research and development and administrative support for the joint venture partnerships on an outsourced service provider basis. All costs, including selling, general and administration expenses, incurred by the Company for direct materials, labor, travel, consulting, and other related expenses, are billed to the joint ventures at cost and recorded as revenue. The Company does not recognize any profits from the sales to the joint ventures as the amounts are billed without any markups. The joint ventures realize net income when products and services are sold to a third party customer. The Company records its share of realized profits from the joint ventures as equity earnings, which is included in “Loss from discontinued operations, net of income taxes”. For the three months ended January 31, 2010, revenues of $28 million (2009 - $25 million) are related to the sale of products and services to the joint ventures and equity earnings of $15 million (2009 - $6 million) are from the joint ventures. The Company also received $16 million (2009 - $9 million) in cash distributions from these joint ventures.

(c)     All of the interest on the senior unsecured notes was allocated to discontinued operations as the Company repaid its senior unsecured notes following the completion of the sale of MDS Analytical Technologies. As part of the redemption of the senior unsecured notes, the Company is required to pay a make-whole payment of $23 million, which is included in interest expense for the three months ended January 31, 2010. Included in “Other, net”, interest expense allocated to discontinued operations for the three months ended January 31, 2010 is $27 million (2009 - $3 million). See Note 10(a), “Long-Term Debt” for details of the senior unsecured notes.

4.	Notes Receivable
Notes receivable as of January 31, 2010 of $16 million (October 31, 2009 - $16 million) consist of the current portion of other long-term assets as described in Notes 8(b) and 8(c).

5.	Inventories
	January 31	October 31
	2010	2009
Raw materials and supplies	$29	$28
Work-in-process	1	1
Finished goods	1	1
	31	30
Allowance for excess and obsolete inventory	(2)	(2)
Inventories	$29	$28

6.	Other Current Assets
As of January 31, 2010, other current assets include Canadian non-bank sponsored asset backed commercial paper (ABCP), which is designated as held for trading. As of January 31, 2010, the ABCP has a fair value of $11 million (October 31, 2009 - $11 million), which has been determined using a probability-weighted discounted cash flow model that uses currently available information and assumptions that market participants would use in pricing these investments such as current investment ratings, trading activity, liquidity and subordination considerations and general economic conditions.

7.	Long-Term Investments
Long-term investments include an investment in Lumira Capital Corp. (Lumira), formerly MDS Capital Corp. Lumira is an investment fund management company that has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. MDS does not have any significant involvement in the day to day operations of Lumira other than to obtain its share of earnings. The Company’s exposure to losses is limited to its investment of $5 million (October 31, 2009 - $5 million).

Other long-term investment include an available for sale investment in a marketable equity security with a fair value of $1 million as of January 31, 2010 (October 31, 2009 - $1 million), which has been determined using quoted market bid prices in active markets.

8.	Other Long-Term Assets
	January 31 2010	October 31 2009
Restricted cash(a)	$35	$16
Financial instrument pledged as security on long-term debt(b)	40	38
Long-term note receivable(c)	19	21
Pension assets (Note 20)	15	14
Goodwill	2	2
Other long-term assets	$111	$91

(a)      Restricted cash
As of January 31, 2010, restricted cash includes $20 million (October 31, 2009 - $nil) of cash collateral for the Company’s outstanding letters of credit, $10 million (October 31, 2009 - $10 million) of cash proceeds related to the sale of Phase II-IV and $5 million (October 31, 2009 - $6 million) of funds for insurance liabilities.

(b)      Financial instrument pledged as security on long-term debt
The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt from the Government of Canada related to the construction of the MAPLE Facilities. The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of January 31, 2010 is $44 million (October 31, 2009 - $42 million), of which $4 million (October 31, 2009 - $4 million) is included in notes receivable (Note 4).
As of  January 31, 2010, the fair value is $51 million (October 31, 2009 - $49 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(c)       Long-term note receivable
In fiscal 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and Atomic Energy of Canada Limited (AECL) related to the MAPLE Facilities, a long-term note receivable for $38 million, after discounting, was received by the Company. This non-interest bearing note receivable is repayable monthly over four years commencing November 1, 2008. The long-term note receivable is net of an unamortized discount based on an imputed interest rate of 4.45%. The carrying value of the long-term note receivable as of January 31, 2010 is $31 million (October 31, 2009 - $33 million), of which $12 million (October 31, 2009 - $12 million) is included in notes receivable (Note 4). As of January 31, 2010, the fair value is $34 million (October 31, 2009 - $36 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable. The long-term note receivable will be accreted up to its face amount of $50 million by 2012. All scheduled monthly payments due have been received.

9.	Accrued Liabilities
	January 31 2010	October 31 2009
Employee-related accruals (Note 18)	$14	$14
FDA provision(a)	18	19
Restructuring provision (Note 14)	44	8
Accrued transaction costs and closing adjustments for divestitures and discontinued operations (Note 3)	41	15
Senior unsecured notes make-whole payment (Notes 10 and 24)	23	-
Other(b)	32	26
Accrued liabilities	$172	$82

(a)      The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations are part of MDS Pharma Services, MDS expects to retain this potential liability following the sale of Early Stage (Note 3). The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updated its analysis of this critical estimate based on all currently available information. As of January 31, 2010, management believes that the remaining provision of $18 million (October 31, 2009 - $19 million) should be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs (Note 23). Included in this potential liability are amounts for two legal claims the Company has been served with related to repeat study and mitigation costs (Note 23).While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of this potential liability may vary significantly if other reasonably possible alternative assumptions were used.

(b)      Other includes derivative liabilities, accrued interest, and various miscellaneous payables.

10.	Long-Term Debt
	Maturity	January 31 2010	October 31 2009
Senior unsecured notes(a)	2010	$199	$221
Other debt(b)	2009 to 2015	44	46
Total long-term debt		243	267
Current portion of long-term debt(a)		(203)	(30)
Long-term debt		$40	$237

(a)      The senior unsecured notes outstanding have fixed interest between 5.52% and 6.19% per annum and mature in several tranches up to December 2014. On December 18, 2009, the Company repaid $23 million of the senior unsecured notes that matured. In conjunction with the completion of the sale of MDS Analytical Technologies (Note 3) and pursuant to the Company’s agreement with holders of the senior unsecured notes, MDS notified its intention to fully redeem the senior unsecured notes within three days of the completion of the sale of MDS Analytical Technologies. As a result, as of January 31, 2010, the senior unsecured notes have all been classified as current portion of long-term debt. As of January 31, 2010, the carrying value of the senior unsecured notes approximates its fair value. The fair value of the senior unsecured notes as of October 31, 2009 was $238 million and has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the notes.

See Note 24, “Subsequent Events - Redemption of senior unsecured notes”, for details of the repayment, which includes a make-whole payment of $23 million that is recorded in accrued liabilities (Note 9) and costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

(b)      As of January 31, 2010, other debt includes a non-interest-bearing Canadian government loan with a carrying value of $44 million (October 31, 2009 - $42 million) discounted at an effective interest rate of 7.02% and repayable at C$4 million (US$4 million) per year with the remaining balance due April 1, 2015.  The fair value of this financial instrument is $52 million (October 31, 2009 - $51 million), which has been determined using a discounted cash flow model , in which future cash flows are discounted to present value using the current market borrowing rate pertaining to their remaining life of the receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 8(b)).

On January 29, 2010, upon the completion of the sale of MDS Analytical Technologies (Note 3), other debt of $4 million (October 31, 2009 - $4 million) for a note payable relating to assets purchased for the MALDI-TOF mass spectrometry operations was forgiven in accordance with an agreement with the lender.

Revolving credit facility
On January 29, 2010, the Company cancelled its C$500 million (US$468 million) revolving credit facility, which had no amounts drawn or outstanding.

11.	Earnings Per Share
The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings per share:

	Three months ended January 31
(number of shares in millions)	2010	2009
Weighted average number of Common shares outstanding – basic	120	120
Impact of stock options assumed exercised	-	-
Weighted average number of Common shares outstanding – diluted	120	120
Basic and diluted (loss) earnings per share from continuing operations	$(0.36)	$0.03
Basic and diluted (loss) earnings per share from discontinued operations	$(0.83)	$(0.01)

12.	Share Capital
As of October 31, 2009, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

Summary of share capital
	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2008	120,137	$489
Issued	-	-
Repurchased and cancelled	-	-
Balance as of October 31, 2009	120,137	$489
Issued	-	-
Repurchased and cancelled	-	-
Balance as of January 31, 2010	120,137	$489

During the first quarter of fiscal 2010, the Company did not issue, repurchase, declare, or pay any dividends related to its Common shares. Subsequent to the first quarter of fiscal 2010, on February 19, 2010, the Company announced its intention to make a Substantial Issuer Bid to repurchase for cancellation up to between 40% and 46% of its outstanding Common shares for an aggregate purchase price of up to $450 million. See Note 24, “Subsequent Events - Substantial issuer bid”, for details of the repurchase and cancellation.

13.	Financial Instruments and Financial Risk
Derivative instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by entering into contracts with banks listed under Schedule I of the Bank Act (Canada).  The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or as accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs as no quoted market prices exist for the instruments.  The fair value of the derivative financial instruments is determined by comparing the rates at the time that the derivatives are acquired to the period-end rates quoted in the market. The key inputs include interest rate yield curves, foreign exchange spot and forward rates.  The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, on a quarterly basis, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis.

As of January 31, 2010, the Company held no derivatives designated as fair value, cash flow or net investment hedges.

Hedges of net investment in foreign operations
The Company hedges its net investment in certain U.S. dollar investments, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services in discontinued operations (Note 3), by designating a U.S. dollar denominated debt to reduce foreign exchange fluctuations. If the hedge is deemed to be effective, the U.S. dollar denominated debt is measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income (OCI). Ineffective portions of changes in the fair value of the derivative in a hedging relationship are recognized in other expenses, net in the period in which the changes occur.  If the hedging relationship is no longer highly effective, changes in the fair value of the derivative are recognized in income beginning in the period in which the changes occur.  If the hedge is terminated because the U.S. dollar denominated debt is either extinguished, expired or the relationship is de-designated, the unrealized gain or loss remains in accumulated other comprehensive income (AOCI) until the hedged item, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services, is substantially liquidated.

During the first quarter of fiscal 2010, the sale of MDS Analytical Technologies resulted in a liquidation of the Company’s net investment in its self-sustaining U.S. operations and the termination of the net investment hedging relationship. This resulted in recognition of the unrealized foreign exchange loss of $40 million, which was offset by a release of the $40 million unrealized foreign exchange gain relating to the net investment hedge, both accumulated in AOCI as part of shareholders’ equity. The unrealized foreign exchange gain deferred in AOCI associated with the net investment hedge for MDS Pharma Services foreign operations, which was de-designated in fiscal 2009, would continue to be deferred until the sale of MDS Pharma Services is consummated in the second quarter of fiscal 2010.

During the first quarter of fiscal 2010, the termination of the net investment hedging relationship also resulted in all the future foreign exchange fluctuations in the senior unsecured notes being recorded in other expenses, net in the consolidated statements of operations, until the redemption date of the notes on February 3, 2010. During the first quarter of fiscal 2010, the Company recognized $nil for the changes in the foreign exchange rates for the senior unsecured notes in its consolidated statements of operations.

Other derivatives
The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances, which have not been designated as hedges. The Company has also identified embedded derivatives in certain of its supply contracts, primarily relating to MDS Nordion.

The following table provides the notional and fair value of all Company derivative instruments:

	January 31 2010		October 31 2009
	Notional Value	Fair Value	Notional Value	Fair Value
Assets
Embedded derivatives(a)	$7	$-	$-	$-
	$7	$-	$-	$-
Liabilities
Embedded derivatives(a)	$81	$3	$83	$4
Foreign currency forward contracts not under hedging relationships	5	-	15	-
	$86	$3	$98	$4

(a)   Excludes embedded derivatives with assets and liabilities related to discontinued operations with notional amounts of $nil (October 31, 2009 - $4 million) and $3 million (October 31, 2009 - $nil), respectively. These embedded derivatives assets and liabilities had fair value of $nil (October 31, 2009 - $ nil) and $nil (October 31, 2009 - $nil), respectively.

The following table summarizes the activities of the Company’s derivative instruments:

Three months ended January 31, 2010
Realized gain on foreign currency forward contracts under cash flow hedges(a)	$-
Realized gain on foreign currency forward contracts not under hedging relationships recorded in other expenses, net(b)	$-
Unrealized gain recorded in OCI relating to net investment hedge(c)	$(2)
Reclassification of realized gain recorded in OCI relating to net investment hedge	$(40)
Unrealized gain for embedded derivatives recorded in change in fair value of embedded derivatives(d)	$(2)

(a)     No amounts are expected to be reclassified to consolidated statements of operations in the next 12 months.
(b)     Excludes realized loss on foreign currency forward contracts not under hedging relationships of $1 million related to the discontinued operations.
(c)     No ineffectiveness was recorded in income for the three months ended January 31, 2010 relating to the net investment hedge.
(d)     Excludes realized loss for embedded derivatives of $1 million related to the discontinued operations.

Valuation methods and assumptions for fair value measurements
Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Fair value hierarchy
The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			January 31, 2010
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$6	$-	$-	$6
Asset backed commercial paper (Note 6)	$-	$-	$11	$11
Available for sale (Note 7)	$1	$-	$-	$1
Derivative liabilities	$-	$3	$-	$3

			October 31, 2009
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$10	$-	$-	$10
Asset backed commercial paper (Note 6)	$-	$-	$11	$11
Available for sale (Note 7)	$1	$-	$-	$1
Derivative liabilities	$-	$4	$-	$4

The following table presents the changes in the Level 3 fair value category:

				Three months ended January 31, 2010
Description	As of October 31 2009	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of January 31 2010
		Earnings	Other
Asset backed commercial paper (Note 6)	$11	$-	$-	$-	$-	$11

				Three months ended January 31, 2009
Description	As of October 31 2008	Net Realized/ Unrealized Gains (Losses) included in		Purchases, Sales, Issuance and (Settlements), net	Transfers in and/or out of Level 3	As of January 31 2009
		Earnings	Other
Asset backed commercial paper (Note 6)	$-	$-	$-	$9	$-	$9
Available for sale(a)	$9	$-	$-	$(9)	$-	$-

 (a)      As of October 31, 2008, available for sale comprised of ABCP, which was designated as held for trading as of January 21, 2009 (Note 6).

14.	Restructuring Charges

The Company is in the process of restructuring its business given its strategic repositioning activities, including the sale of MDS Analytical Technologies and Early Stage (Note 3). As a result of these activities, the Company recorded, in the first quarter of fiscal 2010, a pre-tax restructuring charge of $33 million (2009 - $nil). The charge is primarily for $30 million of workforce reductions including $14 million of severance, $8 million of additional stock-based compensation due to accelerated vesting of stock options, PSUs and RSUs, $5 million of a tax gross-up amount for certain executive officers subject to U.S. tax requirements, and $3 million of transition incentive payments payable to certain executive and other senior officers of the Company triggered by the sale of MDS Analytical Technologies. The remaining charge of $3 million is for future rent payments net of estimated sublease revenue related to the Company’s corporate office space in Toronto, Canada that it expects to substantially vacate in the third quarter of fiscal 2010.

As of January 31, 2010, the restructuring provision of $44 million (October 31, 2009 - $8 million) is included in accrued liabilities in the consolidated statements of financial position (Note 9).

These restructuring activities are expected to be completed in fiscal 2010 and additional restructuring charges are expected to be incurred as discussed in Note 22, “Commitments and Contingencies - Corporate restructuring”.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until January 31, 2010.

	Expenses				Cumulative Activities		Balance as of January 31
	2010	2009	2008	Total	Cash	Non-Cash	2010
Workforce reductions	$30	$9	$-	$39	$(2)	$4	$41
Contract cancellation charges	3	-	1	4	(1)	-	3
Restructuring charges	$33	$9	$1	$43	$(3)	$4	$44

15.	Other Expenses, Net
	Three months ended January 31
	2010	2009
Write-down of investments/valuation provisions	$-	$1
Foreign exchange loss	3	-
Other (a)	(2)	-
Other expenses, net	$1	$1

(a)  Included in other for the three months ended January 31, 2010 is $2 million (2009 - $nil) TSA revenue related to the sale of Phase II-IV and Central Labs.

16.	Income Taxes
A reconciliation of expected income taxes to reported income tax expenses is provided below.

	Three months ended January 31
	2010	2009
Expected income tax (recovery) expense at the MDS’s 30% (2009 – 33%) statutory rate	$(13)	$1
Increase (decrease) in tax expense as a result of:
Valuation allowance	18	1
Change in liability for unrecognized tax benefits	(8)	-
Impact of enacted tax rate changes on deferred tax balances	1	-
Other	2	(2)
Income tax expense	$-	$-

The Company’s total unrecognized tax benefits, excluding accrued interest and penalties, were $35 million and $46 million as of January 31, 2010 and November 1, 2009, respectively. During the first quarter of 2010, the Company reduced its liability for unrecognized tax benefits by $8 million due to the completion of certain tax authority audits. In addition, with the sale of MDS Analytical Technologies (Note 3), the Company reclassified $3 million of tax reserves to accrued liabilities. The Company believes that due to the settlement of open tax authority audits during the remainder of the year, it is reasonably possible that unrecognized tax benefits will decrease by an additional $3 million by the end of fiscal 2010.

MDS is subject to taxation in Canada and the U.S., its principal jurisdictions, and in numerous other countries around the world. With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination. Tax returns filed in the U.S. generally are not subject to examination for years before 2004, while 2004 and subsequent U.S. tax filings generally remain open for audit by tax authorities. In certain circumstances, selective returns in earlier years are also open for examination.

17.	Supplementary Cash Flow Information

Items not affecting current cash flows comprise the following:
Three months ended January 31
	2010	2009
Depreciation and amortization	$7	$5
Stock option compensation	2	-
Deferred income taxes	26	(12)
Write-down of investments	-	1
Change in fair value of embedded derivatives	(2)	5
Unrealized foreign currency translation loss	3	-
Other	6	-
	$42	$(1)

Changes in operating assets and liabilities comprise the following:
Three months ended January 31
	2010	2009
Accounts receivable	$-	$13
Inventories	(2)	(2)
Other current assets	(6)	(7)
Accounts payable and accrued liabilities	57	(10)
Income taxes	(34)	19
Deferred revenue and other long-term obligations	3	(2)
	$18	$11

18.	Stock-Based Compensation
During the first quarter of fiscal 2010, the closing of the sale of MDS Analytical Technologies on January 29, 2010 (Note 3) triggered a change of control (COC), which resulted in all of the outstanding unvested stock options, restricted stock units (RSUs) and performance share units (PSUs) granted to certain executive officers and other employees immediately becoming fully vested and exercisable. Stock-based compensation related to the COC is reported in restructuring charges and other regular stock-based compensation is reported in selling, general and administration expenses in “(Loss) income from continuing operations”, respectively. Stock-based compensation related to discontinued operations is reported in costs and other expenses in the “Loss from discontinued operations, net of income taxes”. In accordance with the COC policy, the actual payment for the mid-term incentive plans (MTIP) and the RSU awards is based on the average closing price of the Common shares for the five trading days up to and including the date of vesting.

Stock option plan
Stock-based compensation expense related to the Company’s stock option plan for the three months ended January 31, 2010 is $3 million (2009 - $2 million), of which $nil (2009 - $2 million) is included in selling, general and administration expenses and $2 million (2009 - $nil) is in restructuring charges (Note 14), respectively, in “(Loss) income from continuing operations”, and $1 million (2009 - $nil) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

Canadian Dollar Stock Options	Number [in thousands]	Weighted Average Exercise Price
Stock options
Outstanding as of October 31, 2009	3,482	$19.95
Activity during the period:
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(197)	21.23
Expired	(119)	13.95
Outstanding and exercisable as of January 31, 2010	3,166	$20.09

During the three months ended January 31, 2010 and 2009, the Company did not grant any C$ stock options.

United States Dollar Stock Options	Number [in thousands]	Weighted Average Exercise Price
Stock Options
Outstanding as of October 31, 2009	1,155	$15.49
Activity during the period:
Granted	-	-
Exercised	-	-
Cancelled or forfeited	(34)	15.85
Expired	-	-
Outstanding and exercisable as of January 31, 2010	1,121	$15.48

During the three months ended January 31, 2010, the Company did not grant any US$ stock options. During the three months ended January 31, 2009, the Company granted 46,000 US$ stock options at an average exercise price of US$6.14. The fair value of US$1.47 per share for these stock options was determined using Black-Scholes model based on the following assumptions:

2009
Risk-free interest rate	1.70%
Expected dividend yield	-%
Expected volatility	0.31
Expected time to exercise (years)	4.20

Incentive plans
During the three months ended January 31, 2010, all of the outstanding PSUs under the MTIP accelerated and fully vested pursuant to the COC policy.

The MTIP liability as of January 31, 2010 is $11 million (October 31, 2009 - $1 million), of which $10 million (October 31, 2009 - $nil) is included in the restructuring provision and $1 million (October 31, 2009 - $1 million) is included in the employee-related accruals, respectively, in accrued liabilities in the consolidated statements of financial position (Note 9).

The MTIP expense for the three months ended January 31, 2010 is $10 million (2009 - $nil), of which $6 million (2009 - $nil) is included in restructuring charges (Note 14) in “(Loss) income from continuing operations” and $4 million (2009 - $nil) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

The table below shows the liability and expense related to the MTIP plans of the Company. There is no new MTIP in fiscal 2010.

Liability	January 31 2010	October 31 2009
2006 Plan	$1	$1
2007 Plan	-	-
2008 Plan	4	-
2009 Plan	6	-
Total	$11	$1

Expense (Income)	Three months ended January 31
	2010	2009
2006 Plan	$-	$-
2007 Plan	-	-
2008 Plan	4	(1)
2009 Plan	6	1
Total	$10	$-

Restricted stock units
During the three months ended January 31, 2010, all of the 707,000 outstanding RSUs vested, of which 437,000 outstanding RSUs accelerated and vested pursuant to the COC policy.

The RSU liability as of January 31, 2010 is $5 million (October 31, 2009 - $3 million), of which $3 million (October 31, 2009 - $3 million) is included in the employee-related accruals and $2 million (October 31, 2009 - $nil) is included in the restructuring provision, respectively, in accrued liabilities in the consolidated statements of financial position (Note 9).

RSU expense for the three months ended January 31, 2010 is $2 million (2009 - $nil) of which $1 million (2009 - $nil) is included in restructuring charges in “(Loss) income from continuing operations” (Note 14) and $1 million (2009 - $nil) is included in costs and other expenses in “Loss from discontinued operations, net of income taxes” (Note 3).

19.	Accumulated Other Comprehensive Income

	January 31	October 31
	2010	2009
Accumulated other comprehensive income, net of income taxes, beginning of period	$260	$225
Foreign currency translation	41	39
Reclassification of realized foreign currency translation gain on divestitures	-	(12)
Reclassification of realized gain on net investment hedge, net of tax of $17 and $nil, respectively	(23)	-
Reclassification of realized loss on derivatives designated as cash flow hedge, net of tax of $nil and $(3), respectively	-	5
Unrealized gain on net investment hedges, net of tax of $nil and $(4), respectively	2	20
Unrealized gain on derivatives designated as cash flow hedges, net of tax of $nil and $1, respectively	-	1
Pension liability adjustments, net of tax of $nil and $6, respectively	-	(13)
Other	-	(5)
Accumulated other comprehensive income, net of income taxes, end of period	$280	$260

20.	Employee Benefits
The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.

Defined benefit pension plans
All defined benefit pension plans sponsored by the Company are funded plans. The following table represents the net periodic benefit cost of defined benefit pension plans.

	Three months ended January 31
	2010	2009
Service cost	$1	$-
Interest cost	3	3
Expected return on plan assets	(4)	(3)
Net periodic benefit cost (a)	$-	$-

(a)  The cost related to discontinued operations was less than $1 million for the three months ended January 31, 2010 and 2009, respectively.

Other post-employment benefit Plan
Other post-employment benefits are unfunded. During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits. The cost of other post-employment benefit plans was $nil for the three months ended January 31, 2010 and 2009, respectively.

21.	Segmented Information
The Company is a global life sciences company consisting mainly of its MDS Nordion business (medical imaging and radiotherapeutics, and sterilization technologies) as well as certain other corporate functions, which are reported as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by the Company upon the completion of its strategic repositioning.

The operating and financial information regularly reviewed by the Company’s chief operating decision maker has not changed during the first quarter of fiscal 2010. As the Company continues its strategic repositioning, management will reevaluate its business segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by taking the segment’s operating income, interest costs, other expenses and foreign exchange translations. The Corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations.

Operating results

	Three months ended January 31, 2010
	MDS Nordion	Corporate and Other	Total
Revenues	$46	$-	$46
Direct cost of revenues	28	-	28
Selling, general and administration	10	11	21
Research and development	1	-	1
Depreciation and amortization	4	3	7
Restructuring charges	2	31	33
Change in fair value of embedded derivatives	(2)	-	(2)
Other expenses, net	-	1	1
Segment earnings (loss)	$3	$(46)	$(43)
Total assets excluding assets of discontinued operations (Note 3)	$257	$1,068	$1,325

	Three months ended January 31, 2009
	MDS Nordion	Corporate and Other	Total
Revenues	$66	$-	$66
Direct cost of revenues	33	-	33
Selling, general and administration	9	11	20
Research and development	1	-	1
Depreciation and amortization	3	2	5
Change in fair value of embedded derivatives	5	-	5
Other expenses, net	-	1	1
Segment earnings (loss)	$15	$(14)	$1
Total assets excluding assets of discontinued operations (Note 3)	$303	$271	$574

22.	Commitments and Contingencies
Corporate restructuring
As previously discussed in Note 14 and Note 18, the Company is in the process of restructuring its business given its strategic repositioning activities, which have culminated in the sale of MDS Analytical Technologies and Early Stage (Note 3). The completion of the sale of MDS Analytical Technologies on January 29, 2010 resulted in the recording of severances, including a tax gross-up amount, stock-based compensation awards, transaction incentive payments for certain executive and senior officers of the Company. In addition, other employees in the Toronto, Canada corporate office are entitled to severance and retention payments upon termination by the Company.

Pursuant to the Company’s strategic repositioning, MDS is expected to incur the following additional costs:

Financial advisory services fees
As a result of the sale of MDS Analytical Technologies (Note 3) and Early Stage (Note 24), MDS will incur fees in connection with financial advisory services provided by investment bankers to the Company. In agreement with the investment bankers, if two of the Company’s business units are sold, a fee is payable based on the market capitalization of the remaining business, which is determined by the first sixty days average closing market price of the Common shares following the completion of the sale of MDS Analytical Technologies and MDS Pharma Services. Assuming an average share price of $8.25 per Common share, the Company estimates approximately $6 million of financial advisory services fees will be incurred in the second quarter of fiscal 2010 due to the completion of the strategic repositioning transactions.

Transaction incentive plan
The Company has a transaction incentive plan (Incentive Plan), which is designed to motivate and retain certain executives to assist in the evaluation and implementation of strategic alternatives available to MDS. The Incentive Plan established an incentive pool based on a percentage of the enterprise value of the Company. Based on a share price of $8.25 per Common share, the ultimate payment under the Incentive Plan is estimated to be $10 million of which $3 million was accrued in the first quarter of fiscal 2010.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, the Company will retain certain contracts that contain minimum purchase or fixed price commitments that may not be economical for the remaining business. The Company expects to incur up to $5 million of expense to restructure or pay out these contracts in fiscal 2010.

Retained liabilities related to Early Stage
Subsequent to the sale of Early Stage, MDS has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 9) and certain other contingent liabilities in Montreal, Canada. MDS has also retained certain liabilities related to preclosing matters, the employees in the U.S., including a defined benefit pension plan for U.S. employees, and lease obligations for the Montreal facility, and two office locations in King of Prussia and Bothell, Washington. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at $11 million. Under certain circumstances, MDS may be required to assume additional liabilities that could result in future cash payments.

Corporate property, plant, and equipment
As of January 31, 2010, the Company has $24 million of property, plant, and equipment consisting of $21 million of IT related assets and $3 million of leasehold improvements. MDS is currently undergoing an evaluation of these assets as the Company transitions corporate functions to its new headquarters in Ottawa, Canada and continues to provide its services under TSAs with buyers of divested businesses. Such evaluation may result in accelerated depreciation of assets and/or an impairment of assets in fiscal 2010.

Severance
The Company expects to pay out a total of approximately $47 million, which includes $31 million of severance, benefits and U.S. tax gross-up amounts related to the closure of the office in Toronto, Canada and $16 million in severance associated with the Early Stage business. As of January 31, 2010, $45 million has been accrued.

Indemnities and guarantees
In connection with the sale of MDS Analytical Technologies and Early Stage, the Company has agreed to indemnify the various buyers for actual future damage suffered by the buyers related to breaches, by MDS, of representations and warranties contained in the purchase agreements. In addition, MDS has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate the MDS’s exposure to certain of these potential liabilities, the Company maintains errors and omissions and other insurance. MDS is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past.

23.	Litigation
On December 11, 2009, the Company was served with a Notice of Application (Notice) from PerkinElmer, Inc. (PerkinElmer) with whom MDS had, prior to the sale of MDS Analytical Technologies, a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. The Notice related to the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, this action was dismissed.

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 9). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, the Company was served with a Statement of Claim related to repeat study and mitigation costs of $5 million
(C$5 million) and loss of profit of $28 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and amounts related to the direct costs associated with the repeat study costs have been provided for in the FDA provision (Note 9). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

During fiscal 2008, MDS served AECL with notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under an agreement entered into with AECL in February 2006 (the 2006 Agreement) to complete the MAPLE Facilities and, in the alternative and in addition to such order, seeking significant monetary damages. MDS concurrently filed a court claim against AECL and the Government of Canada. In this lawsuit, MDS is seeking against AECL (i) damages in the amount of C$1.6 billion (US$1.5 billion) for negligence and breach of contract relating to an agreement entered into with AECL in August 1996; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, MDS is seeking (i) damages in the amount of C$1.6 billion (US$1.5 billion) for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that MDS Nordion may set-off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by MDS Nordion to the Government of Canada under the Fair Debt Collection Practices Act (FDCPA); and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA. MDS’s current emphasis is on the arbitration proceedings. Hearings for the arbitration have been scheduled beginning in the fourth quarter of fiscal 2010 and continue to the second quarter of fiscal 2011.  The Company expects a decision from the panel thereafter during 2011.

24.	Subsequent Events
The Company has evaluated events to March 15, 2010, the date these consolidated financial statements are issued.

Redemption of senior unsecured notes
On February 3, 2010, the Company used $223 million of the net proceeds from the sale of MDS Analytical Technologies to fully repay the outstanding balance of the senior unsecured notes at a cost of $223 million, which includes the principal balance of $199 million, accrued and unpaid interest of $1 million and a make-whole payment of $23 million.

Sale of Early Stage
On February 9, 2010, the Company announced that it had signed agreements with Ricerca Biosciences, LLC (Ricerca) and Sequence Pharma Services, Inc. (Sequence), which agreements were interdependent and cross conditional on each other, to divest of Early Stage for $45 million including $20 million in cash, which was reduced to $13 million based on preliminary working capital adjustments of $14 million, cash of $8 million, and indebtedness of $1 million. Under the terms of the agreements, MDS agreed to divest its Discovery and Pre-Clinical operations in Bothell, Washington; Lyon, France; and Taipei, Taiwan, to Ricerca. The Early Stage Development operations, which consist of Phase I clinics and bioanalytical labs and the Company’s Development and Regulatory Services consultancy, were sold to Sequence. On March 5, 2010, the Company completed the sale of Early Stage.

In addition to the cash received, MDS also received approximately 15% of the total common stock of Sequence assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. MDS also received a note with a principal amount of $25 million (the Note) issued by Sequence, which has a five-year term and bears interest at 4%. The outstanding preferred stock of Sequence are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and is subordinated to MDS’s Note. MDS’s ability to transfer its Sequence equity and the Note is subject to the consent of Sequence, which is controlled by third-party investors who collectively hold a majority of the outstanding Sequence equity and have no restrictions to sell their interests. These third-party investors also have majority representation on the Board of Directors of Sequence.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Sequence is a VIE but that MDS is not the primary beneficiary and, therefore, consolidation is not required. The Company will continue to assess any reconsideration events and monitor the status of its relationship with Sequence.

The fair value of MDS’s equity investment in Sequence and the Note is currently estimated to be approximately $13 million in the aggregate. The fair value of the Note is based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk. The fair value of the Sequence shares received is based on an estimate of the fair value of the business sold using estimated proceeds on sale and discounted future cash flows. MDS’s maximum exposure to loss is limited to its carrying value of the Note and equity investment in Sequence.

The divestiture of Early Stage will also result in the closure of the Early Stage development facility in Montreal, Canada. The decommissioning, through which approximately 225 jobs will be eliminated, will take place in stages over the next 12 months and is expected to be completed by the end of February 2011. In addition, the sale does not include MDS Pharma Services headquarters in King of Prussia, Pennsylvania. While MDS expects the majority of its Early Stage employees to move to Ricerca or Sequence, it anticipates approximately 50 people not to be transferring to the buyers. Operating costs during the wind-down period are currently anticipated to be in the range of $7 million to $12 million and represent less than 10% of the cash outflows of the disposed business. Other assets related to Early Stage that are retained by MDS include certain divisional assets and a building in Phoenix, Arizona that are being marketed for sale separate from the divestiture of Early Stage and are included in “Assets of Discontinued Operations” in the consolidated statements of financial position. The Company recorded in the first quarter of fiscal 2010 an impairment charge of $12 million related to these long-lived assets.

Following the sale, MDS has retained certain liabilities and obligations related to the Early Stage business, including litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations in Montreal, Canada (Note 9). MDS also has retained certain contingent liabilities in Montreal, Canada which include liabilities related to the employees in the U.S., a defined benefit pension plan for U.S. employees, and lease obligations for the Montreal facility and two office locations in King of Prussia and Bothell, Washington. The cost of employee severance is estimated to be approximately $16 million and the retained pension obligation is approximately $5 million. The cost of future lease payments offset by expected sublease revenue, where applicable, is estimated at $11 million.

As part of the sale of Early Stage, the Company signed a TSA to provide certain post closing transition services to the buyers for a period of six months. The TSA with Sequence allows for Sequence to pay for the first three months of services received under the TSA, in an amount up to $2 million, by increasing the principal amount of the Note.

Substantial issuer bid
On February 19, 2010, MDS announced that it intends to make a Substantial Issuer Bid (the “offer”), pursuant to which the Company will offer to repurchase for cancellation up to between 40% and 46% of its outstanding Common shares for an aggregate purchase price of up to $450 million. The offer will proceed by way of a “modified Dutch auction”, pursuant to which MDS shareholders may deposit all or a portion of their Common shares (i) at a price of not less than $8.10 and not more than $9.30, in increments of $0.05 per share; or (ii) without specifying a purchase price, in which case their Common shares will be purchased at the purchase price determined in accordance with the offer. When the offer expires, MDS will select the lowest price within the range of prices specified above (the “purchase price”) enabling the Company to purchase up to $450 million of Common shares. Shareholders will receive the purchase price in cash for Common shares deposited at prices equal to or less than the purchase price, subject to proration in the event that the aggregate cost to purchase all of the Common shares deposited at or less than the purchase price exceeds $450 million.   All Common shares purchased by the Company will be purchased at the same price.  All Common shares deposited at prices higher than the purchase price will be returned to shareholders. The offer will expire on March 29, 2010, unless withdrawn or extended by the Company.

MDS Nordion - Medical isotope supply disruption
The Company has been unable to secure the medical isotope molybdenum-99 (Mo99) from its primary supplier, the AECL, since May 18, 2009, when the AECL announced the shutdown of the National Research Universal (NRU) due to a heavy water leak in the reactor vessel. The Company has not been able to secure an alternative source. On March 10, 2010, AECL announced that due to the complexity of the repair process, the NRU is currently being targeted to return to service during the second half of May 2010 and that there is a material risk that this schedule will be adjusted. As such, it is possible that the NRU reactor will be out of service for a period longer than currently announced by AECL. NRU reactor supplied isotopes have historically contributed approximately $4 million per month of operating income.

While short-term alternative supply is not available, MDS continues to seek to secure long term supply. MDS continues to focus on the arbitration proceedings with AECL to compel ACEL to complete the MAPLE Facilities, which is disclosed in Note 23, “Litigation”.
MDS also continues to explore alternate long-term supply options, which are unlikely to generate meaningful supply alternatives for at least five years, if at all. In relation to long-term supply, MDS Nordion has an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the preliminary stage of feasibility of producing a viable and reliable supply of photo fission-based Mo99. Previously during fiscal 2009, the Company had announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing a viable and reliable reactor based supply of Mo99. The Company has concluded its assessment of the Karpov Institute and is no longer continuing to pursue this source as a long-term alternative of Mo99. While MDS continues to actively identify and pursue additional alternatives to secure long-term isotope supply, it is uncertain as to whether, and/or when, any of these alternate sources of supply, which are all in feasibility assessment, will become commercially viable.

As of January 31, 2010, the Company reported $61 million of deferred tax assets comprised of operating losses, research and development tax credits and other tax carryovers arising from its Canadian operations.  These tax assets are available to reduce cash income taxes in the future.  The recognition of these assets is based on MDS’s future earnings and its assessment that it can utilize these tax assets in the foreseeable future.  Should the NRU reactor not return to service as planned, and the Company’s future earnings are adversely impacted, the Company’s ability to utilize these assets over a reasonable period will be at risk.  If those future profitability expectations significantly decline, the Company will be required to write-off some portion, if not all, of these deferred tax assets.

Change of control payments
As a result of the Company’s strategic initiatives, which culminated in the sale of MDS Analytical Technologies on January 29, 2010, the Company paid between February 1 and March 15, 2010, a total of $24 million for severance, the Incentive Plan, and stock-based compensation awards.

25.	Comparative Figures
Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.